# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, INC., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 4149 Liberty Canyon Road, Agoura Hills, California (CA), 91301
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0001193125-24-257188
Filed by CIK 0001508226
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 65 Gresham Street, London, United Kingdom (X0), EC2V 7NQ, 44 20 7786 9000

## Reporting persons
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,095,778; sole dispositive power 0; shared dispositive power 5,095,778; aggregate amount beneficially owned 5,095,778 (5.08% of the class)
  Comment: *All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 100,325,569 shares of Common Stock issued and outstanding as of November 8, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on November 13, 2024.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,095,778; sole dispositive power 0; shared dispositive power 5,095,778; aggregate amount beneficially owned 5,095,778 (5.08% of the class)
  Comment: *All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 100,325,569 shares of Common Stock issued and outstanding as of November 8, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2024.
- AI ACEL LLC (CIK 0001975849): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,095,778; shared voting power 0; sole dispositive power 5,095,778; shared dispositive power 0; aggregate amount beneficially owned 5,095,778 (5.08% of the class)
  Comment: *All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 100,325,569 shares of Common Stock issued and outstanding as of November 8, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2024.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,095,778; shared voting power 0; sole dispositive power 5,095,778; shared dispositive power 0; aggregate amount beneficially owned 5,095,778 (5.08% of the class)
  Comment: *All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 100,325,569 shares of Common Stock issued and outstanding as of November 8, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: ACELYRIN, INC.
Address of issuer's principal executive offices: 4149 Liberty Canyon Road, Agoura Hills, California (CA), 91301
Comment:
This Amendment No. 1 to Schedule 13D is being filed by Access Industries Management, LLC ("AIM"), Access Industries Holdings LLC ("AIH"), AI ACEL LLC ("AI ACEL"), and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") to report the acquisition of common stock, $0.00001 par value per share (the "Common Stock"), of ACELYRIN, INC. (the "Issuer").

The Schedule 13D filed by the Reporting Persons with the SEC on May 19, 2023 (the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D is hereby supplemented to include the following information:

On July 17, 2024, AI ACEL purchased 1 share of Common Stock from Daniel J Blecker, M.D., Ph.D., a biotechnology managing director of Access Industries, Inc., which is an affiliate of AI ACEL, and who currently serves on the Issuer's board of directors, at a price of $6.86 in an off-market transaction in connection with AI ACEL's July 2023 filing for clearance under the Hart-Scott-Rodino Act. AI ACEL funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Merger Agreement
On February 6, 2025, the Issuer, Alumis Inc., a Delaware corporation ("Alumis"), and Arrow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alumis ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as a wholly owned subsidiary of Alumis and the surviving corporation of the merger (the "Merger").

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding will be converted into the right to receive 0.4274 (the "Exchange Ratio") shares of the common stock of Alumis, par value $0.0001 per share ("Alumis Common Stock"). At the effective time of the Merger, the Issuer's stockholders will own approximately 45%, and Alumis' stockholders will own approximately 55%, of the outstanding shares of common stock of the combined company on a fully diluted basis. Following the effective time of the Merger, the Issuer will no longer be listed with The Nasdaq Stock Market or registered with the SEC under the Exchange Act of 1934, as amended.

In addition, at or prior to the Effective Time, each outstanding and unexercised option to purchase shares of Common Stock with an exercise price of $18.00 or less (the "Converted Options"), each outstanding and unvested restricted stock unit convertible into shares of Common Stock ("RSUs") and each outstanding and unvested performance stock unit convertible into shares of Common Stock ("PSUs" and together with the Converted Options and the Converted RSUs, the "Converted Equity Awards"), whether vested or unvested, will convert into equity awards of Alumis as follows. Each outstanding and unexercised option to purchase shares of Common Stock with an exercise price greater than $18.00 will be cancelled without consideration. Each Converted Option will be exercisable for that number of shares of Alumis Common Stock equal to the number of shares of Common Stock subject to such Converted Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Alumis Common Stock and the exercise price per share will be the exercise price per share in effect for that Converted Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent. Each RSU will vest for that number of shares of Alumis Common Stock equal to the number of shares of Common Stock subject to such RSU immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded to the next nearest share of Alumis Common Stock. Each PSU will have any performance-based conditions deemed met at 100% of performance and converted into a restricted stock unit and will vest for that number of shares of Alumis Common Stock equal to the number of shares of Common Stock subject to such PSU immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded to the next nearest share of Alumis Common Stock.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) the approval by the stockholders of each of Alumis and the Issuer of the Merger, (2) authorization for listing on The Nasdaq Stock Market of the shares of Alumis Common Stock (including the shares to be issued in the Merger), subject to official notice of issuance, (3) effectiveness of a registration statement on Form S-4 (the "Registration Statement") to be filed with the SEC by Alumis and (4) the absence of any law, judgment, order, injunction, ruling, writ award or decree by any governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting consummation of the Merger. Each party's obligation to consummate the Merger is also subject to other specified customary conditions, including (1) the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, (2) the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger, and (3) the absence of a material adverse effect with respect to the other party.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 9.4 hereto and is incorporated by reference herein.

Voting Agreements
In connection with the execution of the Merger Agreement, Alumis entered into Voting and Support Agreements (each a "Voting Agreement") with certain of the Issuer's stockholders, including AI ACEL. Pursuant to the Voting Agreement, AI ACEL has agreed, among other things, to (i) vote or cause to be voted all of its shares of Common Stock in favor of (A) the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (B) any other proposals presented by the Issuer to its stockholders to effect or facilitate the transactions contemplated by the Merger Agreement and (C) any proposal to adjourn or postpone any meeting of the holders of shares of Common Stock at which the matters described in clause (A) are submitted for the consideration and vote of the holders of shares of Common Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and (ii) against (A) any Issuer acquisition proposal or any of the transactions contemplated thereby, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer under the Merger Agreement or of AI ACEL under its Voting Agreement and (C) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement.

The Voting Agreement contains representations and warranties of AI ACEL with respect to, among other things, (i) ownership of the Common Stock, (ii) authority to enter into the Voting Agreement, (iii) absence of conflicts, (iv) enforceability of the Voting Agreement, (v) absence of litigation, and (vi) no prior agreements regarding voting of the Common Stock. The Voting Agreement also contains customary representations and warranties of Alumis with respect to, among other things, (i) authority to enter into the Voting Agreement and (ii) enforceability of the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of: (a) the Effective Time, (b) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (c) as to AI ACEL, such date and time as any amendment or change to the Merger Agreement is effected without AI ACEL's prior written consent that decreases the amount, changes the form of, or otherwise materially and adversely affects, the consideration payable in respect of AI ACEL Common Stock under the Merger Agreement, and (d) by written agreement of Alumis and AI ACEL.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, the form of which is attached as Exhibit 9.5 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 5(a) of Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

5,095,778 shares of Common Stock are owned directly by AI ACEL and may be deemed to be beneficially owned by AIM, AIH and Len Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH, and (iii) AIH indirectly controls all of the outstanding voting interests in in AI ACEL. Each of the Reporting Persons (other than AI ACEL) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.4 Agreement and Plan of Merger, by and among Alumis Inc., ACELYRIN, Inc. and Arrow Merger Sub, Inc., dated as of February 6, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025).

99.5 Form of Voting Agreement, by and among Alumis Inc. and certain stockholders of ACELYRIN, Inc., including AI ACEL (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025).

99.6 Joint Filing Agreement, dated as of February 10, 2025

## Signatures
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (02/10/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (02/10/2025)
- AI ACEL LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (02/10/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (02/10/2025)
Comment: *The abovesigned, by signing his name hereto, executes this Amendment No. 1 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.